EDGAR Correspondence

[LETTERHEAD OF NEW YORK STOCK EXCHANGE]

July 20, 2005

Mr. Brian Johnson
Branch Chief
Securities and Exchange Commission
Branch of Filer Support 2
Room 2531 — STOP 1004
100 F Street, NE
Washington, DC 20549

Dear Mr. Johnson:

The New York Stock Exchange certifies approval for listing and registration under the Exchange Act of 1933, PIKE ELECTRIC CORPORATION, Common Stock, par value $0.001 per share. The NYSE requests simultaneous acceleration of registration of the Securities Exchange Act of 1934, together with the 1993 Act. Adequate distribution assured. Form 8-A received on July 19, 2005. Tentative listing date — Not yet determined.

Sincerely,

/s/ Paras Medho
Manager
Securities Operations